NOVAWEST

NovaWest Resources Inc.

RECEIVED

2008 APR 16 P 12: 16

FICE OF INTERNATIONAL CORPORATE FINANCE

08001721

News Release

For Immediate Release

NOVAWEST'S RAGLAN INTERESTS UPDATE

SUPPL

Vancouver, BC - Monday, March 31st 2008, 12:00 p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to see that Goldbrook Ventures Inc. has entered into a letter of intent with Hunter Dickinson (Acquisitions) Inc. (HD) with respect to joint ventures for the exploration and development of its Raglan properties. HD may earn a 50-per-cent interest in the property by providing financing of $35-million over three years for exploration (plus any funds rebated by the government for expenditures during the first two years), with a minimum expenditure in the first two years of $12.5-million per year and a minimum expenditure of $10-million in the third year.

Novawest Resources Inc. holds 5-million common shares of Goldbrook Ventures as well as 2-million warrants to purchase an additional 2-million common shares of Goldbrook at any time until June 15, 2012. In addition, Novawest will receive a 1-per-cent net smelter royalty on future production proceeds, from approximately 50 per-cent of Novawest's holdings that were vended to Goldbrook, should any occur on any of the Raglan interests that do not have a pre-existing royalty obligation.

Novawest's stakeholders continue to be serious participants in the future of the Raglan Ni-Cu-PGE camp.

PROCESSED

APR 18 2008

THOMSON FINANCIAL

Novawest invites the public to visit its NEW website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its "NEW" website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com

Dlw 4/16

NovaWest Resources Inc.

News Release

For Immediate Release

NOVAWEST'S CHIBOUGAMAU INTERESTS UPDATE

Vancouver, BC - Monday, March 31st 2008, 12:30 p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to advise shareholders of the current activities taking place surrounding Novawest's properties in the historic Chibougamau mining camp.

Campbell Resources Inc. began mine development of the high-grade Corner Bay copper deposit in May, 2007 and began shipment of Corner Bay ore to the Copper Rand mill in early March, 2008. The Corner Bay Deposit/Mine is contiguous with Novawest's Cornerback project. Campbell also began production at the Merrill pit in October, 2007 and has received permits from the Quebec Ministry of Environment to allow mining of the Merrill pit. It appears from recent Campbell reports that ore grades have increased substantially. Novawest's Tailback Project, adjoins the Merrill.

With numerous projects adjoining the Chibougamau holdings and operating facilities of Campbell Resources Inc., it is very encouraging for Novawest and the Chibougamau camp that its neighbor, Campbell is in production and developing additional resources. Novawest looks forward to further positive developments on and near its Chibougamau assemblage.

Novawest invites the public to visit its NEW website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its "NEW" website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

APELLA RESOURCES INC.

Apella Resources Inc.

News Release

RECEIVED

For Immediate Release 2008 APR 16 P 12: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

APELLA RESOURCES SIGNIFICANTLY INCREASES LAC DORE VANADIUM INTERESTS

Vancouver, BC - Wednesday, April 2nd 2008, 7:30 a.m. PDT

SUPPL

Apella Resources Inc. (TSX.V Symbol (APA); Frankfurt Symbol (NWN), and its Board of Directors are pleased to announce that the Company has acquired 30 additional mining claims in the Lac Dore Vanadium camp, increasing its Lac Dore interests by 60%.

One of the claims acquired, hosts a historical drill hole (**DDH-13**), pre NI 43-101 figures, that contained two significant, key mineralized intersections as follows:

- First key intersection: 40.18 meters long ran from 2 meters below surface to the 42 meter mark. It assayed 0.45% (V205) Vanadium Pentoxide and 7.09% (Ti02) Titanium Oxide over the 40.18 meters.
- Second key intersection: 98.00 meters long ran from the 85 meter mark to the 183 meter mark. It assayed 1.32% (V205) Vanadium Pentoxide and 8.05% (Ti02) Titanium Oxide over the 98.00 meters.

Included in these new interests are also 12 claims acquired to incorporate the potential for Platinum and Palladium which, like the Bushveld in South Africa, is commonly found to be associated with Vanadium deposits.

Apella has established itself at the forefront of North American vanadium exploration and development. The Company is committed to a strategic goal of attaining production through decisive acquisition and development. To date, North America has no primary sources of Vanadium production but Apella is poised to become the first.

The qualified person for the purposes of this news release is Dr. Christian G. Derosier, MSc, DSc, geology.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poor's Listed, Dun & Bradstreet Listed.

END

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com